Fuel Doctor Holdings, Inc.

23961 Craftsman Road #LM

Calabasas, CA 91302

January 11, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Tonya Aldave – Staff Attorney

Re:

Silverhill Management Services, Inc.

Current Report on Form 8-K/A

Filed November 14, 2011

File No. 333-1610582

Ladies and Gentlemen:

Fuel Doctor Holdings, Inc. (f/k/a Silverhill Management Services, Inc.) (the “Company”) is currently working on responding to the comments set forth in the Staff’s letter dated December 9, 2011 (the "Comment Letter") relating to Amendment No. 1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011 (the “8-K”). At this time, the Company is working with its outside legal counsel to finalize its responses to the Comment Letter.  The Company believes that it should be in a position to file a response to the Comment Letter as well as file an amended 8-K by no later than January 18, 2012.

Very truly yours,

/s/ Mark Soffa

Mark Soffa

Chief Executive Officer

cc:

Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP